# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXICURE, INC., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Date of event which requires filing of this statement: 07/08/2026
Filed by CIK 0002046701
Persons authorized to receive notices and communications: Jang Yun Sik, 99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, Malaysia (N8), 17601, 82-106-220-2280; Alex Farkas, Bentall 5, 550 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2B5, 236-317-6203

## Reporting persons
- Exicure HiTron Inc. (CIK 0002046701): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 2,222,224; shared voting power 0; sole dispositive power 2,222,224; shared dispositive power 0; aggregate amount beneficially owned 2,222,224 (34.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: EXICURE, INC.
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Comment:
This Amendment No. 6 (this Amendment) to the statement on Schedule 13D with respect to the beneficial ownership of shares of common stock, par value $0.0001 per share (the Shares) of Exicure, Inc., a Delaware corporation (the Issuer), filed by Exicure HiTron Inc., a South Korean corporation (the Reporting Person), amends and supplements the beneficial ownership statement on Schedule 13D originally filed on November 29, 2024, as amended by Amendment No. 1 to the statement on Schedule 13D filed on March 26, 2025, Amendment No. 2 to filed on September 9, 2025, Amendment No. 3 filed on January 9, 2026, Amendment No.4 filed on January 16, 2026 and Amendment No. 5 filed on January 21, 2026 (such Schedule 13D and amendments, the Original Statement), as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement. Except as specifically amended by this Amendment, items in the Original Statement are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Statement is hereby amended and supplemented as follows:

On June 23, 2026 and June 26, 2026, the Reporting Person entered into a series of share transfer amendment agreements (the Share Transfer Amendment Agreements) with five transferees that previously acquired Shares from the Reporting Person pursuant to transactions disclosed in prior amendments to this Schedule 13D. Pursuant to the Share Transfer Amendment Agreements, the parties agreed to reduce the number of Shares transferred to such transferees and return an aggregate of 623,277 Shares to the Reporting Person. Following completion of the Share Transfer Amendment Agreements, the Reporting Person retained aggregate proceeds of approximately KRW 4,160,554,000 in respect of the revised transactions and reacquired beneficial ownership of such returned Shares on the dates the returned Shares were recorded by the transfer agent in the name of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby amended and supplemented as follows:

The Reporting Person previously entered into share transfer transactions with certain third-party purchasers, which transactions were disclosed in prior amendments to this Schedule 13D.
On June 23, 2026 and June 26, 2026, the Reporting Person entered into Share Transfer Amendment Agreements with five of such purchasers pursuant to which the parties agreed to reduce the number of Shares transferred under the original transactions and return certain Shares to the Reporting Person.

Pursuant to the Share Transfer Amendment Agreements, an aggregate of 623,277 Shares were returned to the Reporting Person as follows:

Name of Original No. of Proceeds Revised Number Revised
Transferee Shares Transferred of Shares Proceeds

Daolam Co., Ltd. 246,913 $1,116,108.50 123,456 $824,109
Jeon Sungchan 258,367 $1,162,651.50 129,183 $862,338.50
Im Sung Jin 248,028 $1,116,126 124,014 $827,830.50
Lee Aram 234,882 $1,056,969 117,441 $783,954
Im Bumjin 258,362 $1,162,629 124,014 $827,830
Total: 1,246,552 $5,614,484.00 618,108 $4,126,062

The returned Shares were recorded in the name of the Reporting Person by the Issuer's transfer agent on June 23, 2026, June 24, 2026, June 26, 2026 and July 8, 2026, as applicable. Voting power and dispositive power with respect to the returned Shares reverted to the Reporting Person only upon such transfers being recorded by the transfer agent.

As a result of the Share Transfer Amendment Agreements and the return of such Shares, the Reporting Person beneficially owns 2,222,224 Shares, representing approximately 34.87% of the Issuer's outstanding Shares.

Two purchasers, Lee So-jung and Kim Jun-seo, did not participate in the Share Transfer Amendment Agreements and continue to hold an aggregate of 487,834 Shares previously acquired from the Reporting Person. The Reporting Person has advised that it is pursuing remedies under applicable pledge arrangements in respect of such Shares and may seek recovery of such Shares in the future. No assurance can be given regarding the outcome or timing of any such actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of beneficial ownership reported in this Item 5, and on the Reporting Issuers cover page to this Amendment, is based on a total of 6,373,937 shares of common stock, which represents the number of shares of common reported as outstanding on May 26, 2026, as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission on May 29, 2026. All of the share numbers reported below, and on the Reporting Person's cover page to this Amendment, are as of July 8, 2026 and give effect to the Share Transfer Amendment Agreements described in Item 4 above. The cover page to this Amendment is incorporated by reference in its entirety into this Item 5.

The Reporting Person is the beneficial owner of a total of 2,222,224 shares of Common Stock, representing approximately 34.87% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
The information set forth in Items 3 and 4 of this Amendment is incorporated herein by reference.

During the sixty-day period preceding July 8, 2026, the Reporting Person reacquired beneficial ownership of an aggregate of 623,277 Shares pursuant to the Share Transfer Amendment Agreements described in Item 4 above. The returned Shares were recorded by the transfer agent on June 23, 2026, June 24, 2026, June 26, 2026 and July 8, 2026, as applicable.

Except as set forth in this Amendment, the Reporting Person has not effected any transaction in the Shares of the Issuer during the sixty days preceding July 8, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby supplemented as follows:

On June 23, 2026 and June 26, 2026, the Reporting Person entered into Share Transfer Amendment Agreements with five purchasers that previously acquired Shares from the Reporting Person. Pursuant to such agreements, the parties agreed to reduce the number of Shares transferred under the original transactions and return an aggregate of 623,277 Shares to the Reporting Person.

Voting power and dispositive power with respect to such returned Shares reverted to the Reporting Person only upon the transfer agent recording the return of such Shares in the name of the Reporting Person.

Except as described in this Amendment, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

## Signatures
- Exicure HiTron Inc.: /s/ Jang Yun Sik, Chief Executive Officer (07/16/2026)